UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 13, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF EIGHTY BOEING B737 SERIES AIRCRAFT

AND

(2) DISCLOSEABLE TRANSACTION

IN RELATION TO THE DISPOSAL OF FIFTEEN BOEING B737-300 AIRCRAFT AND FIVE BOEING B757 AIRCRAFT

MAJOR TRANSACTION

On 13 June 2014, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

From the Listing Rules prospective, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 64.35% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 23 August 2014.

DISCLOSEABLE TRANSACTION

On 13 June 2014, the Company (as the seller) entered into the Disposal Agreement with Boeing Company (as the purchaser) regarding the Disposal.

From the Listing Rules prospective, the Disposal constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

THE PURCHASE AGREEMENT

On 13 June 2014, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Boeing Aircraft (i.e. eighty brand new Boeing B737series aircraft)

Consideration	:

The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD7.387 billion (equivalent to approximately RMB45.799 billion) based on the relevant price catalog in 2012. The aircraft basic price of each B737-800 aircraft is approximately USD81.16 million. The aircraft basic price of each B737MAX aircraft is approximately USD96.07 million. Such aircraft basic price comprises the airframe price and engine price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement and the Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is more favourable than price concessions granted to the Company under the 2012 Agreement. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding	:	The Consideration is payable by cash in United States dollars in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery	:	The Boeing Aircraft are expected to be delivered to the Company in stages from 2016 to 2020.

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company	:	Taking into account the market demand and the strategy of the Company to build a route network with Shanghai as the core hub and Xi'an and Kunming as the regional hubs, the Company decided to purchase the Boeing Aircraft. The operation of the Boeing Aircraft together with the existing B737NG fleet in “flights waves” is expected to increase the operation efficiency of the Company. The Boeing Aircraft consists of mainly Boeing B737MAX series aircraft, which is designed as a high-efficiency and energy-saving aircraft by the Boeing Company and can improve the fuel efficiency so as to lower the unit operating cost of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 13.49% (based on the ATKs of the Company as at 31 December 2013).

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by installments, it is not expected to have substantial impact on the Company’s cash- flow position or its business operations.

The Acquisition has been approved by the Directors at the seventh ordinary meeting of the seventh session of the Board and is subject to approval by the shareholders of the Company. The Acquisition is also subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Major transaction	:	From the Listing Rules prospective, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 64.35% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

From the Shanghai Listing Rules prospective, the Acquisition shall be approved in accordance with the asset transactions mandate, which has been approved by the Board on 29 April 2014 and is subject to approval by the shareholders of the Company in the 2013 AGM. For details of the asset transactions mandate, please refer to the announcement of the Company dated 29 April 2014 and the notice of the 2013 AGM dated 9 May 2014.

THE DISPOSAL AGREEMENT

On 13 June 2014, the Company (as the seller) entered into the Disposal Agreement with Boeing Company (as the purchaser) regarding the Disposal.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be disposed of	:	The Disposed Aircraft (i.e. fifteen Boeing B737-300 aircraft and five Boeing B757 aircraft). The fifteen Boeing B737-300 aircraft were delivered to the Company from years 1991 to 1998. The average usage of the fifteen Boeing B737-300 aircraft is approximately 17.2 years. The five Boeing B757 aircraft were delivered to the Company from years 2004 to 2005. The average usage of the five Boeing B757 aircraft is approximately 9.6 years.

The fifteen Boeing B737-300 aircraft mainly served domestic routes and the five Boeing B757 aircraft mainly served the domestic routes and short and medium-haul international routes.

Consideration for the Disposal Agreement	:	The consideration for the Disposal Agreement is determined after arm’s length negotiation between the parties with reference to the unaudited book value of the Disposed Aircraft as at the Delivery Dates. As at 13 June 2014, the unaudited book value of the Disposed Aircraft is approximately RMB1.52 billion, representing 1.1% of the audited total assets value of the Company as of 31 December 2013. The consideration price comprises the airframe price, accompanying engine price and accompanying accessories price.

Conditions	:	Completion of the Disposal is conditional upon the fulfilment or waiver by the relevant parties of, amongst others, the following conditions:

(1)	the Company has provided the relevant documentary evidence to prove its title ownership of the Disposed Aircraft to Boeing Company;

(2)	as at the Delivery Dates, there is no mortgage or priority right over the Disposed Aircraft or the provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to Boeing Company; and provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to Boeing Company; and

(3)	the warranties and representations under the Disposal Agreement remain true and accurate.

Payment terms	:	The consideration for the Disposal Agreement is payable by Boeing Company in instalments by cash in United States dollars before the delivery of the Disposed Aircraft to the Boeing Company.

Delivery	:	The Disposed Aircraft shall be delivered in accordance with the airworthiness standards of the Civil Aviation Administration of China. The Disposed Aircraft are expected to be delivered to the Boeing Company in stages from 2014 to 2016.

Completion of the Disposal Agreement	:	The completion of the Disposal will happen upon the conditions as set out in the Disposal Agreement having been fulfilled or waived by Boeing Company and receiving the consideration for the Disposal Agreement in full.

Reasons for entering into the Disposal Agreement and benefits expected to accrue to the Company	:	The average usage of the Disposed Aircraft is relatively long. Their aircraft function, in-flight facilities as well as the airborne equipment is relatively old. The competitiveness of the Disposed Aircraft is relatively weak. The Disposal therefore will streamline the aircraft models of the Company, optimize its fleet structure, and lower the unit operating cost of the Company.

As the consideration of the Disposal is based on the unaudited book value of the Disposed Aircraft as at the Delivery Dates, the unaudited book value of the Disposed Aircraft will decrease due to depreciation. The Directors expect that there will not be any significant gain or loss expected to accrue to the Company as a result of the Disposal.

It is technically not viable to determine the net profit attributable to just the Disposed Aircraft for the two previous financial years; however, there is no change in relation to the net profit attributable to the Disposed Aircraft for the two previous financial years as a result of the Disposal.

The ATKs of the Disposed Aircraft in 2013 was approximately 502,116,835 tonne kilometers, representing approximately 2.31% of the ATKs of the Company as of 31 December 2013. Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Disposal will decrease the ATKs of the Company by approximately 2.31% (based on the ATKs of the Company as at 31 December 2013).

The Directors currently intend to use the proceeds from the Disposal for its normal operating purposes.

The Disposal has been approved by the Directors at the seventh ordinary meeting of the seventh session of the Board.

The Directors believe that the terms of the Disposal Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Discloseable transaction	:	From the Listing Rules prospective, the Disposal constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

From the Shanghai Listing Rules prospective, the Disposal shall be approved in accordance with the asset transactions mandate, which has been approved by the Board in 29 April 2014 and is subject to approval by the shareholders of the Company in the 2013 AGM. For details of the asset transactions mandate, please refer to the announcement of the Company dated 29 April 2014 and the notice of the 2013 AGM dated 9 May 2014.

FURTHER INFORMATION

The Company and Boeing Company	:	The Company is principally engaged in the business of civil aviation. Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 23 August 2014. Under Rule 14.41(a) of the Listing Rules, the Company is required to despatch the Circular within 15 business days after publication of this announcement. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.41(a) of the Listing Rules for the following key reasons:

1. The Company expects to incur additional time in collating and finalizing certain information (including financial information) for insertion in the Circular. Given that the Company has a large number of overseas offices, the work required to prepare the statement of indebtedness, working capital sufficiency statement and certain financial information in the Circular is expected to be time-consuming and extensive. As such, to require the Company to undertake this work within 15 business days after publication of the Announcement would cause undue burden to the Company in terms of time, labour and cost, which would not be in the best interests of the Company and its shareholders;

2. Responses from certain parties to the Company’s queries are expected to be delayed, such responses being needed to prepare certain information (such as the statement of indebtedness and working capital sufficiency statement) in the Circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2012 Agreement”	:	means the agreement entered into on 27 April 2012 by the Company with Boeing Company regarding the purchase of twenty brand new Boeing B777-300ER aircraft from Boeing Company;

“2013 AGM”	:	means the 2013 annual general meeting of the Company to be held on 26 June 2014;

“Acquisition”	:	means the purchase of the Boeing Aircraft by the Company under the Purchase Agreement;

“ATKs”	:	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Boeing Aircraft”	:	means eighty brand new Boeing B737 series (B737-800 and B737MAX) aircraft;

“Boeing Company”	:	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA Holding”	:	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“Circular”	:	means the circular to be issued by the Company to its shareholders containing information required under the Listing Rules in respect of the Acquisition;

“Company”	:	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	:	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Aircraft (taking into account the price concessions);

“Delivery Dates”	:	means the respective dates on which the Company delivers each of the Disposed Aircraft to the Boeing Company pursuant to the Disposal Agreement;

“Directors”	:	means the directors of the Company;

“Disposal”	:	means the disposal of Disposed Aircraft under the Disposal Agreement;

“Disposal Agreement”	:	means the agreement entered into on 13 June 2014 by the Company with Boeing Company regarding the Company’s sale of Disposed Aircraft;

“Disposed Aircraft”	:	means the fifteen Boeing B737-300 aircraft and the five Boeing B757 aircraft;

“Listing Rules”	:	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	:	means the People’s Republic of China;

“Purchase Agreement”	:	means the agreement entered into on 13 June 2014 by the Company (as purchaser) with Boeing Company (as seller) regarding the Acquisition;

“RMB”	:	means renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	:	means the 上海證券交易所股票上市規則 (Rules Governing the Listing of Stocks on Shanghai Stock Exchange);

“Stock Exchange”	:	means The Stock Exchange of Hong Kong Limited; “United States” : means the United States of America; and

“USD”	:	means United States dollar, the lawful currency of the United States of America

For illustration purposes only, an exchange rate of USD1.00 to RMB6.20 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Directors

CHINA EASTERN AIRLINES CORPORATION LIMITED

WANG JIAN

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

13 June 2014

-11-